DiCE Molecules Holdings, LLC

279 E. Grand Avenue, Suite 300, Lobby B

South San Francisco, CA 94080

September 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Gary Newberry Angela Connell Ada D. Sarmento Laura Crotty

Re:	DiCE Molecules Holdings, LLC Registration Statement on Form S-1 (File No. 333-259061) originally filed August 25, 2021, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-40794) filed September 10, 2021

Requested Date: September 14, 2021

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

DiCE Molecules Holdings, LLC (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman, Matthew S. Rossiter or Amanda L. Rose, each of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, Ms. Rose at (206) 389-4553.

* * *

Sincerely,

DICE MOLECULES HOLDINGS, LLC

By:	/s/ J. Kevin Judice, Ph.D.
J. Kevin Judice, Ph.D. Chief Executive Officer

cc:	Robert A. Freedman, Esq.

Matthew S. Rossiter, Esq.

Amanda L. Rose, Esq.

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]